Mail Stop 3561

December 9, 2008

Kimberly A. Dang
Vice President and Chief Financial Officer
Knight Inc.
c/o Kinder Morgan Management, LLC
c/o Kinder Morgan Energy Partners, L.P.
500 Dallas Street, Suite 1000
Houston, TX 77002

> **Re:** **Knight Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 001-06446**
>
> **Kinder Morgan Management, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-16459**
>
> **Kinder Morgan Energy Partners, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 26, 2008**
> **File No. 001-11234**

Dear Ms. Dang:

We have completed our review of the Form 10-K and related filings filed by Kinder Morgan Management, LLC and Kinder Morgan Energy Partners, L.P. and we have no further comments at this time. We are continuing to process your correspondence filed on December 2, 2008 with respect to the above-referenced annual report filed by Knight Inc.

Sincerely,

H. Christopher Owings
Assistant Director